EXHIBIT 77Q1-(a)
                               FIRSTAR FUNDS, INC.

                              Amendment of By-Laws
             Adopted by the Board of Directors on September 11, 2001


Amendments to By-Laws.
---------------------


     RESOLVED, that, effective upon the last to occur of the "Applicable Effective Times of the Reorganization" or the "Effective Time of the Reorganization," as those terms are defined in each of the Agreements and Plans of Reorganization by and between the Company and each of First American Investment Funds, Inc., First American Funds, Inc. and First American Strategy Funds, Inc., each dated as of June 1, 2001 and as amended by letter agreements dated September 14, 2001, the first sentence of Section 1, Article III of the by-laws be amended and restated as follows:

                  "The Board of Directors shall consist of one (1) member."